SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

BP Midstream Partners LP

(Name of Issuer)

Common Units

(Title of Class of Securities)

0556E1109

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 0556E1109	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS Chickasaw Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 59,280
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 59,280
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 59,280*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.1%**
12	TYPE OF REPORTING PERSON IA
*See Item 4 of this Schedule 13G. ** Based on 104,794,540 Common Units issued and outstanding as of November 8, 2021, as reported on Issuer’s Quarterly Report on Form 10-Q filed on November 9, 2021.

CUSIP No. 0556E1109	Page 3 of 6 Pages

Item 1.	(a)	Name of Issuer:
BP Midstream Partners LP

(b)	Address of Issuer’s Principal Executive Offices:
501 Westlake Park Boulevard, Houston, Texas 77079

Item 2.	(a)	Name of Person Filing:
Chickasaw Capital Management, LLC

(b)	Address of Principal Business Offices or, if none, Residence:
6075 Poplar Ave., Suite 720, Memphis, TN 38119

(c)	Citizenship:
Delaware, United States

(d)	Title of Class of Securities:
Common Units

(e)	CUSIP Number:
0556E1109

Item 3.	If this Statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o)
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c)
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c)
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)
(e)	☒	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E)
(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d‑1(b)(1)(ii)(F)
(g)	☐	A parent holding company or control person in accordance with § 240.13d‑1(b)(ii)(G)

CUSIP No. 0556E1109	Page 4 of 6 Pages

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)
(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J)
(k)	☐	Group, in accordance with § 240.13d‑1(b)(1)(ii)(K)

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

The information in items 1 and 5-11 on the cover pages of this Schedule 13G is hereby incorporated by reference.

Chickasaw Capital Management, LLC is a registered investment adviser which furnishes investment advice to individual clients by exercising trading authority over securities held in accounts on behalf of such clients (collectively, the “portfolios”). In its role as an investment adviser to the portfolios, Chickasaw Capital Management, LLC has sole dispositive power over the portfolios and, as a result, may be deemed to be the beneficial owner of the securities of the Issuer held by such portfolios. However, Chickasaw Capital Management, LLC does not have the right to receive any dividends from, or the proceeds from the sale of, the securities held in such portfolios and disclaims any ownership associated with such rights. In addition, the filing of this Schedule 13G shall not be construed as an admission that Chickasaw Capital Management, LLC is the beneficial owner of any securities covered by this Schedule 13G for any other purposes than Section 13(d) of the Securities Exchange Act of 1934.

Item 5.	Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

CUSIP No. 0556E1109	Page 5 of 6 Pages

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

Each advisory client of Chickasaw Capital Management, LLC who owns securities of the Issuer in their portfolio has the right to receive dividends from, or the proceeds from the sale of, such securities held in that client’s portfolio.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

N/A

Item 8.	Identification and Classification of Members of the Group.

N/A

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.	Certifications.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 0556E1109	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Chickasaw Capital Management, LLC

February 4, 2022
Date

/s/ Andrew E. Garrett
Signature

Andrew E. Garrett, General Counsel
Name/Title